UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Adams Respiratory Therapeutics, Inc.
(Name of Subject Company (Issuer))
Twickenham Inc.
an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc
and
Reckitt Benckiser Group plc
(Names of Filing Person (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
00635P107
(CUSIP Number of Class of Securities)
ANDREW BALDRY
RECKITT BENCKISER GROUP PLC
103-105 BATH ROAD
SLOUGH
BERKSHIRE SL1 3UH
UNITED KINGDOM
+44 (0)1753 217800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Neil Goodman, Esq.
Richard Baltz, Esq.
Arnold & Porter LLP
555 12th Street, NW
Washington, DC 20004
Telephone: (202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,273,759,574.37	$69,804.42

(1)	Estimated for purposes of calculating the filing fee only.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2008, issued December 14, 2007, by multiplying the transaction value by .0000307.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $69,804.42
Form or Registration No.: Schedule TO
Filing Party: Twickenham Inc. and Reckitt Benckiser Group plc
Date Filed: December 21, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements Item 12 in the Tender Offer Statement on Schedule TO, filed on December 21, 2007 with the Securities and Exchange Commission by Twickenham, Inc., a Delaware corporation, and Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales (the “Schedule TO”).
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12.	Exhibits.
(a)(5)(H)	List of Reckitt Benckiser Acquisition of Adams Frequently Asked Questions, dated January 2, 2008.

99.1	Power of Attorney dated December 7, 2007 evidencing authority of William R. Mordan to sign Schedule TO on behalf of Reckitt Benckiser Group plc, previously filed with the Tender Offer Statement on Schedule TO filed by Reckitt Benckiser on December 21, 2007.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECKITT BENCKISER GROUP PLC
By:	/s/ William R. Mordan
Title: Attorney-in-Fact

TWICKENHAM INC.
By:	/s/ William R. Mordan
Title: Vice President & General Counsel

Dated: January 4, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(5)(H)	List of Reckitt Benckiser Acquisition of Adams Frequently Asked Questions, dated January 2, 2008.

99.1	Power of Attorney dated December 7, 2007 evidencing authority of William R. Mordan to sign Schedule TO on behalf of Reckitt Benckiser Group plc, previously filed with the Tender Offer Statement on Schedule TO filed by Reckitt Benckiser on December 21, 2007.